

April 17, 2014

Via E-mail
Mr. David A. Martin
Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, MO 63005

> **Re:** **Aegion Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 8-K dated February 25, 2014**
> **Filed March 3, 2014**
> **File No. 1-35328**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Goodwill, page 49

1. Please tell us how you determined it was appropriate to aggregate the Fyfe North America, Fyfe Asia and Fyfe Latin America reporting units, referring to paragraphs 33 through 38 of ASC 350-20-35 and other relevant guidance.

2. For the Bayou and Fyfe North Amercia reporting units, as well as any reporting unit with a fair value not substantially in excess of carrying value, please expand the discussion of the degree of uncertainty associated with the key assumptions. For example, it is not clear how the annual revenue growth rate of 17% for Fyfe North America compares to prior operations or considers changes in backlog, contract awards or other available

information. The discussion regarding uncertainty should provide specifics to the extent possible and should enable the reader to understand the likelihood and magnitude of potential future impairment through the eyes of management.

3. Please expand the discussion to describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. The discussion should provide specifics to the extent possible and could address important contract awards and change orders, provide details of contracts with delays, etc.

4. Disclose the amount of goodwill attributable to Bayou and Fyfe North America separately.

Consolidated Statements of Cash Flows, page 59

5. Please explain why your deferred income taxes benefit adjustment to reconcile net cash provided by operating activities does not agree with the total benefit for deferred income taxes on page 78 of Note 8 – Taxes on Income (Tax Benefits).

Note 12 – Segment and Geographic Information, page 84

6. Please disclose the basis for how you attribute your revenues from external customers to foreign countries in future filings. Refer to ASC 280-10-50-41 and 280-10-55-22 for guidance.

7. Also, you include long-term investments and other long-term assets in long-lived assets in your disclosure of geographic information. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described, in prospective filings.

Form 8-K dated February 25, 2014

Exhibit 99.1

8. Your earnings release begins with the following statement: "Excluding one-time items defined as non-GAAP in the fourth quarters and full years of 2013 and 2012, 2013 net income from continuing operations in the fourth quarter totaled $15.5 million, or $0.40 per diluted share, compared to $16.1 million, or $0.41 per diluted share, in the prior year quarter." This statement may confuse investors, as the "one-time items" being excluded are actually part of the GAAP measure. Furthermore, the "net income from continuing operations" reported for the quarter and for the annual period in the remainder of the paragraph appears to be the non-GAAP measure and is not clearly identified as such. Please revise your language in the future to clearly label and identify non-GAAP measures in earnings releases, investor presentations and other communications subject to Regulation G.

9. Please explain why you refer to certain adjustments as "one-time items." It appears acquisition-related expenses occurred in the last two years, and it is not clear why credit facility fees and joint venture activity would not reasonably be expected to recur.

10. The reconciliations beginning on page 12 do not clearly identify which amounts are GAAP measures and which are non-GAAP. In future earnings releases, investor presentations and other communications subject to Regulation G, please revise your headings or otherwise adjust your presentation to clearly present a reconciliation of the differences between the non-GAAP measure disclosed or released with the most directly comparable GAAP measure, ensuring the measures are clearly labeled and understood. Provide us with an example of your future intended disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief